“Advancing Uranium”

NEWS RELEASE

Crosshair engages Investor Relations Consultant

Dated:  August 24, 2007

(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration and Mining Corp. (AMEX: CXZ) (TSX-V: CXX) (the “Company”) is pleased to announce that it has engaged Emerging Markets Consulting, LLC as an investor relations consultant to implement a comprehensive marketing and investor communications program to assist in increasing investor awareness of the Company.

Emerging Markets Consulting, LLC is a Florida-based strategic marketing and communications firm that will increase Crosshair’s exposure to industry stakeholders and investors.  Emerging Markets will be responsible for assisting in the creation and distribution of a corporate profile for the Company, communicating directly with institutional and accredited investors, analysts, brokers and the media for purposes of encouraging or promoting investment in the Company, and arranging for the Company’s presence as a featured participant at high profile trade and professional conferences for investors.

Under the renewable agreement, Emerging Markets will receive a fee of US$5,000 per month for an initial term of one year and incentive stock options to purchase up to 400,000 common shares of the Company at a price of $2.50 per share.  The options will vest over a period of 12 months and will be subject to the terms and conditions of the Company’s stock option plan.  The options will expire on the earlier of the 30th day following termination of the agreement or August 1, 2008.

Emerging Markets and its principals, James Painter, Jr. and James Painter III, are at arm’s length to the Company.  Emerging Markets and its principals own an aggregate of 5,600 common shares in the capital of the Company.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 750 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled shear zone and unconformity types of mineralization.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver

T: 604-681-8030

F: 604-681-8039

E: dan@crosshairexploration.com or michele@crosshairexploration.com

www.crosshairexploration.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.